May 7, 2019

Elizabeth Barrett
Chief Executive Officer
UroGen Pharma Ltd.
499 Park Avenue
New York, NY 10014

       Re: UroGen Pharma Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-38079

Dear Ms. Barrett:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 1. Business
Initial Clinical Results of UGN-101, page 11

1. We note the serious adverse events described on page 12. It is not clear from your disclosure whether you have described all serious adverse events related to treatment with
      UGN-101. Please confirm that you will disclose all treatment-related serious adverse events in all applicable future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Elizabeth Barrett
UroGen Pharma Ltd.
May 7, 2019
Page 2



       You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-5679 with any questions.



FirstName LastNameElizabeth Barrett                    Sincerely,
Comapany NameUroGen Pharma Ltd.
                                                       Division of Corporation
Finance
May 7, 2019 Page 2                                     Office of Healthcare &
Insurance
FirstName LastName